Ensysce Biosciences, Inc.

7946 Ivanhoe Avenue, Suite 201

La Jolla, California 92037

August 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Tim Buchmiller, Esq.

Re:	Ensysce Biosciences, Inc.
Registration Statement on Form S-3
SEC File No. 333-267001
Filed August 19, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Ensysce Biosciences, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-267001) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Eastern Time, on August 30, 2022, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Gregory Rubis at (609) 951-4105 or Eric D. Kline at (412) 454-5046.

Please direct any questions or comments concerning this request to Mr. Rubis of Troutman Pepper Hamilton Sanders LLP.

ENSYSCE BIOSCIENCES, INC.

By:	/s/ Lynn Kirkpatrick
Name:	Lynn Kirkpatrick
Title:	CEO

Cc:	Eric D. Kline, Troutman Pepper Hamilton Sanders LLP
Gregory Rubis, Troutman Pepper Hamilton Sanders LLP